The Security Oracle Inc.



ANNUAL REPORT

3614 Solana Circle

Clermont, FL 34711

(352) 988-5985

https://thesecurityoracle.com

This Annual Report is dated April 28, 2023.

BUSINESS

The Security Oracle, Inc. ("TSO" or the "Company") was founded in Clermont, Florida in March 2014. Due to the April 16, 2013 attack on the US power grid in San Jose, CA, (Metcalf sniper attack), TSO developed revolutionary autonomous Robots in the Sky® and other security Robotic purpose-built appliances (or platforms).

They transform the world of physical security by providing real-time automated situational awareness and by automating the situational response process. The Robots automatically defend people and property beginning in as little as three (3) seconds, and so reduces the time gap from minutes for a human response down to a few seconds for TSO's Robots to begin their AI-driven nonlethal defense. TSO Robots safely "Detect – Engage – Neutralize™."

Why? The failure of today's security systems to protect against carnage and severe property losses when criminal attacks occur, whether it's an active shooter or someone breaking into an electric power substation to take down the power grid, or even vandals who break out storefronts, looting and setting fire to those buildings.

How? The Security Oracle found a way, with our patented processes applying artificial intelligence, to stop these attacks in as little as three (3) seconds, or up to 100 times faster than the best security and law enforcement solutions.

What? We do this by making market-disrupting, purpose-built less-than-lethal security appliances by selecting from the entire world of available superior security technologies, assembling and unifying these components with our special "AI glue" to achieve unparalleled protective performance, solving wicked security problems. This affords us tremendous flexibility in times of supply chain disruptions and strengthens negotiating power with suppliers.

TSO currently offers five (5) products built via our Patented/Patent Pending artificial intelligence (AI) platform. i.e., "Remotely Controlled Active Defense and Denial System" (RCADS™): (1) the Robots in the Sky®, (2) Robots on the Move™, (3) Robots on the Rails™, (4) Robots on the Seas™ for outdoor usage, and (5) Robots on the Rafters™ for indoor or outdoor usage.

An additional product that uses TSO's AI platform is our mobile Robotic Power Line (or Pipeline) Early Alert System (PLEAS™) that can detect small leaks and hotspots that could become wildfires over a five (5) square kilometer area and report them over long-range wireless communications to authorities. PLEAS™ has been introduced to most of the electric power utilities and some state governmental authorities in California.

TSO was initially organized as a Florida corporation in March 2014 and converted to a Delaware corporation in May 2015.

Previous Offerings

Except for the initial StartEngine offering beginning 31 August 2021 and closing 1 May 2022, The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

TSO is a Stage 4 company that has generated about $3.2 million in lifetime revenue, having plowed all profits back into the company. Our patented/patent-pending process was developed, alpha and beta tested on a customer site, then was placed into regular daily operation. The customer then purchased more Robots in the Sky(R) to protect other critical infrastructure.

We are emulating the implementation of these best practices by the most successful ExOs of our day.

Business Model Pivot.

At first, our business model was only to deliver our AI-driven Robots in the Sky(R) as onsite build projects to meet and exceed new security requirements for the US power grid as required by North American Electric Reliability Corporation regulation NERC CIP-014. The business model then was capital sales with follow on maintenance and software service; as power utilities are reimbursed via rate base increases when they improve the grid through authorized capital projects.

Pre-Pandemic (2015-2019): We learned that even though prospective customers, consultants, engineers and security system designers were excited and intrigued at TSO's new market disruptive security defense platforms, we needed to transition from having just our fixed onsite Robots in the Sky(R) to mobile platforms for demonstrations.

Targeted customers across the US saw the efficacy of our nonlethal robots via our many use case videos, conference presentations and workshops, and white papers; but they just wanted to see them in action at their site locations before they would "buy" them. We understood.

We also learned that Machine as a Service (MaaS) was the customer preferred delivery model, so over time we built four versions of our AI-driven robotic platforms as rapidly deployable mobile trailers units (Robots on the Move™).

In the Pre-Pandemic era, customers wanted us to leave the various Robot on the Move(™) trailer-based platforms with them to try them out for a week to a month.

In our sales and marketing research, (including road sales tours, conferences, exhibits and trade shows), we learned that most of our targeted customer base largely desires an as a service way to access the benefits of our purpose-built robotic security appliances; so we are transitioning to that model.

During Pandemic (2020-2021): Our onsite demonstrations and in-person sales calls ceased during the globalized economic shutdowns, beginning in late February 2020, halted opportunities to create positive cash flow through sales. This came just as we were emerging in our readapted business model.

A Silver Lining. We used the time to make lemonade from lemons, and that was to work hard on building and protecting the immense value in our intellectual property, i.e., TSO's international patents and trademarks with fabulous results.

● To date, all of our pending patent applications issued as patents for our key enabling technology in ten (10) countries with a 10th patent issued for our DEFENSE and DENIAL METHOD and SYSTEM by the United States Patent and Trademark Office (USPTO).

● International Trademark Registrations increased by Dec 31, 22 from 158 to 163 trademarks in 35 countries around the globe:

○ All five (5) trademarks have received award registrations in 28 countries (EU and Japan),

○ In South America four (4) countries totaling ten (10) registrations

○ Two (2) in Canada [i.e., Robots on the Move® and RCADS®], with three (3) others pending.

○ Adding to the highest valued registration previously issued by the United States Patent and Trademark Office, Robots in the Sky®, were four (4) new trade mark approvals for: RCADS®, Robots on the Move®, Robots on the Rails®, and Robots on the Seas®.

○ Four of the five (5) trademarks begin with the word "Robots" and the fifth (5th) one is RCADS®, an acronym for Remotely Controlled Active Defense and Denial System.

Post Pandemic. (2021 and Beyond) Mentioned above, in the Pre Pandemic era, customers wanted us to leave the various Robot on the Move(™) trailer-based platforms with them to try them out for a week to a month. We did not have the financial resources to do that and probably missed some good sales to major power utilities and massive automotive storage lots, for instance.

Also, to support the MaaS model, TSO will have to start building a rental/lease fleet of Robots on the Move(™) and Robots on the Rafters(™); and this will be capital intensive.

Financial resources will solve this problem, hence the StartEngine CF fundraiser; plus we have identified several financial institutions that routinely finance security equipment and that can speed our growth.

Historical results and cash flows:

Years January 2015 compared through December 2022

The following discussion is based on our unaudited operating data and is subject to change once we prepare our consolidated financial statements via a third-party CPA who completes a financial audit.

Revenue

In 2015, our first year, gross sales were $395,245.46 when our early adopter purchased our Robots in the Sky® prototype which was installed and running in Beta mode by mid-2016. The customer then ordered a second Robots in the Sky® installation at another infrastructure site in 2016. Total 2016 revenue was $2,269,479.98. For 2017, gross sales were $462,655.94 with the completion of both Robots in the Sky® projects. Sales were primarily driven by new regulations for security protection for the electric power grid.

By the time we were able to prove our concept of applying market-disrupting AI defensive security technology to protect the power grid, other potential power grid customers had either already installed older existing technology or decided to wait and see how the regulators rated others' solutions. While the regulators rated our system the "best they had seen" they still accepted passive solutions that did not actively defend the sites.

The result was revenue for professional services only in 2018 at $15,566.00, while we continued to exhibit and do workshops on our new technology at conferences for power grid security and homeland security.

We realized in 2018 that we would not be able to rely on regulations alone to sell our products and would have to deliver them in a Machine as a Service (MaaS) business model, so in late 2018 and through 2019 we built a couple of mobile trailer-based demonstration units and took our products to customer locations. They were well received, and several customers wanted us to leave the mobile units (Robots on the Move™) for a trial period of weeks to months. We couldn't do that as all our demo products would be tied up, limiting our ability to make sales to other customers.

2019 sales were limited to software upgrade services for our existing Robots in the Sky® installation projects at $14,770. We were able to create relationships with two multiregional leasing companies that specialize in the leasing of security systems and equipment in 2019, so that gave us a way to finance the MaaS model; but they wanted us to first build our Robots and deliver them to the customers prior to financing, which did not solve our financial problem of needing funding to first build the Robots for leasing/rental.

The 2020 pandemic largely halted our Robot demos to potential customers, although we were able to secure a reseller agreement with a multinational, multibillion-dollar contract security corporation to resell our Robots to their customers. Revenue was $0 for 2020.

In 2021 we raised $36,549.00 on the StartEngine platform via sales of 4,061 shares of Class B Common stock at $9.00 per share. The proceeds were largely used to pay StartEngine platform fees, advertising expenses on StartEngine, and legal fees to maintain and grow our intellectual property portfolio.

In 2022 we raised $48,213.00 on the StartEngine platform via sales of 5,357 shares of Class B Common stock at $9.00 per share. The proceeds were largely used to pay StartEngine platform fees, advertising expenses on StartEngine, and legal fees to maintain and grow our intellectual property portfolio.

In late 2022, we began aggressively pursuing accredited investors, including private equity, venture capitalists, angel investors, and security systems and guard force companies for major equity investments in The Security Oracle, Inc.

Cost of sales

Cost of sales for 2015-2022 was as follows: 2015 - $142,041.46; 2016 - $1,517,014.07; 2017 - $256,120.54; 2018 - $0; 2019 - $0; 2020 - $0; 2021 -$0; 2022 - $0.

Gross margins

Gross profit for 2015-2022 was as follows: 2015 - $253,204.00; 2016 - $752,465.91; 2017 - $206,535.40; 2018 - $15,566.00; 2019 - $14,770.00; 2020 - $0; 2021 - $0; 2022 - $0.

Expenses

Expenses for 2015-2022 was as follows: 2015 - $ 231,137.32; 2016 - $753,205.26; 2017 - $546,433.19; 2018 - $440,815.17; 2019 - $346,443.81; 2020 - $103,486.27; 2021 -$25,928; 2022 - $18,801

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $23.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Thomas and Angela Reese

Amount Owed: $265,710.60

Interest Rate: 50.0%

Maturity Date: September 08, 2021

Creditor: Thomas and Angela Reese

Amount Owed: $248,415.12

Interest Rate: 50.0%

Maturity Date: September 02, 2021

Creditor: Thomas and Angela Reese

Amount Owed: $56,194.66

Interest Rate: 21.67%

Maturity Date: September 01, 2021

Creditor: Violet Kimball

Amount Owed: $100,000.00

Interest Rate: 0.0%

Maturity Date: October 01, 2021

Creditor: Violet Kimball

Amount Owed: $114,232.74

Interest Rate: 5.0%

Maturity Date: November 15, 2022

Creditor: Violet Kimball

Amount Owed: $232,623.37

Interest Rate: 5.0%

Maturity Date: January 11, 2023

Creditor: Rose Marie Michell

Amount Owed: $115,000.00

Interest Rate: 0.0%

Maturity Date: October 01, 2021

Creditor: Rose Marie Michell

Amount Owed: $283,233.48

Interest Rate: 12.0%

Maturity Date: December 09, 2022

Creditor: Jessica Hunt

Amount Owed: $204,347.83

Interest Rate: 15.36%

Maturity Date: January 05, 2023

Creditor: April Hunt

Amount Owed: $303,700.05

Interest Rate: 28.0%

Maturity Date: October 24, 2022

Creditor: April Hunt

Amount Owed: $322,253.93

Interest Rate: 28.0%

Maturity Date: October 31, 2021

Creditor: Anna M. Wang

Amount Owed: $188,293.85

Interest Rate: 12.0%

Maturity Date: October 01, 2021

Creditor: Anna M. Wang

Amount Owed: $271,949.15

Interest Rate: 12.0%

Maturity Date: October 01, 2021

Creditor: Timothy Cole

Amount Owed: $20,904.28

Interest Rate: 12.0%

Maturity Date: October 03, 2021

Creditor: Timothy Cole

Amount Owed: $57,699.06

Interest Rate: 12.0%

Maturity Date: October 05, 2021

Creditor: Tommy Brown

Amount Owed: $69,455.59

Interest Rate: 12.0%

Maturity Date: December 17, 2021

Creditor: Tommy Brown

Amount Owed: $31,153.17

Interest Rate: 15.0%

Maturity Date: December 17, 2021

Creditor: Charles Brock Butler

Amount Owed: $69,226.49

Interest Rate: 50.0%

Maturity Date: September 01, 2021

Creditor: Vontella Kay Kimball

Amount Owed: $286,400.00

Interest Rate: 0.0%

Maturity Date: November 01, 2022

Creditor: Chase Kimball

Amount Owed: $84,650.00

Interest Rate: 0.0%

Maturity Date: September 09, 2021

Creditor: Kabbage

Amount Owed: $29,543.28

Interest Rate: 0.0%

Maturity Date: May 09, 2023

Creditor: Fundbox

Amount Owed: $13,100.00

Interest Rate: 0.0%

Maturity Date: October 25, 2023

Creditor: Pay Pal (Swift Capital)

Amount Owed: $59,285.39

Interest Rate: 0.0%

Maturity Date: September 01, 2022

Creditor: SBA/PPP 1

Amount Owed: $10841.62

Interest Rate: 1.0%

Maturity Date: June 18, 2025

Creditor: SBA/PPP 2

Amount Owed: $11,252.96

Interest Rate: 1.0%

Maturity Date: February 23, 2026

Creditor: Buchanan, Ingersoll, Rooney, PC

Amount Owed: $ $373,446.00

Interest Rate: 0.0%

Maturity Date: September 10, 2021

Creditor: Industrial ENET

Amount Owed: $35,000.00

Interest Rate: 0.0%

Maturity Date: September 12, 2021

Creditor: Fujitsu Network Communications

Amount Owed: $17,500.00

Interest Rate: 0.0%

Maturity Date: September 12, 2021

Creditor: Mobilight

Amount Owed: $29,500.00

Interest Rate: 0.0%

Maturity Date: September 01, 2021

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Charles L Butler Jr.

Charles L Butler Jr. 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: May, 2015 - Present

Responsibilities: The Chief Executive Officer will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. The Chief Executive Officer will be the chief executive officer of the corporation and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The Chief Executive Officer will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. The CEO role does not currently take a salary at this time.

Position: Chairman of the Board

Dates of Service: May, 2015 - Present

Responsibilities: The Chair of the Board of Directors, when present, will preside at all meetings of the stockholders and the Board of Directors. The Chair of the Board of Directors will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. If there is no Chief Executive Officer and no President, then the Chair of the Board of Directors will also serve as the Chief Executive Officer of the corporation.

Position: Secretary

Dates of Service: May, 2015 - Present

Responsibilities: The Secretary will attend all meetings of the stockholders and of the Board of Directors and will record all acts and proceedings thereof in the minute book of the corporation. The Secretary will give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary will perform all other duties provided for in these Bylaws and other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors will designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

Name: Vontella Kay Kimball

Vontella Kay Kimball's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: May, 2015 - Present

Responsibilities: In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President will be the chief executive officer of the corporation (including for purposes of any reference to Chief Executive Officer in these Bylaws) and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. The President does not have a salary or compensation at this time.

Position: Treasurer

Dates of Service: May, 2015 - Present

Responsibilities: Treasurer is to assist and advise the Chief Financial Officer, and to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time. The Treasurer may be called upon to countersign stock certificates in the name of the corporation together with any one authorized officer of the corporation, including but not limited to the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by a stockholder in the corporation.

Position: Director

Dates of Service: May, 2015 - Present

Responsibilities: Serve on the Board of Directors, when present, will preside at all meetings of the stockholders and the Board of Directors. Perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. As a director, compensation was $9800 for 2019. For 2020, there was no compensation for the director role.

Name: James Fordham Stanfield, Esq.

James Fordham Stanfield, Esq. 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director and Special Assistant to the Chair

Dates of Service: May, 2015 - Present

Responsibilities: Serve on the Board of Directors, when present, will preside at all meetings of the stockholders and the Board of Directors in the absence of other Directors who have precedence to direct the Board. Perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. Director role is non compensated.

Name: Richard D. Stringham

Richard D. Stringham's current primary role is with Financial Consultant. Richard D. Stringham currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: May, 2015 - Present

Responsibilities: The Chief Financial Officer will keep or cause to be kept the books of account of the corporation in a thorough and proper manner and will render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, will have the custody of all funds and securities of the corporation. The Chief Financial Officer will perform other duties commonly incident to his or her office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time. CFO role is not compensated at this time.

Name: Chase Kimball, Esq.

Chase Kimball, Esq.'s current primary role is with Lewis Hansen Attorneys at Law. Chase

Kimball, Esq. currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President and General Counsel

Dates of Service: May, 2015 - Present

Responsibilities: Review corporate legal documents, including monitor outside legal counsel products, and advise corporate officers regarding legal risk and strategy. (This is on an as needed basis.) VP and General Counsel is not compensated at this time.

Other business experience in the past three years:

Employer: Lewis Hansen Attorneys at Law

Title: Business Law Attorney

Dates of Service: June, 1986 - Present

Responsibilities: Business law, litigation, probate, family law, personal injury

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Vontella Kay Kimball

Amount and nature of Beneficial ownership: 4,777,778

Percent of class: 36.7

Title of class: Class A Common Stock

Stockholder Name: Charles L Butler Jr.

Amount and nature of Beneficial ownership: 4,777,778

Percent of class: 36.7

RELATED PARTY TRANSACTIONS

Name of Entity: Vontella Kay Kimball

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: As previously noted under Indebtedness: Unsecured Promissory note for funds Vontella Kay Kimball (Who is a founder and 20%+ Owner) loaned the Company.

Material Terms: Vontella Kay Kimball (Who is a founder, officer and director) Amount owed: $286,400.00 Interest rate: 0% Maturity date: November 1, 2022 (Not yet paid)

OUR SECURITIES

The company has authorized Class B Common Stock , and Class A Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 118,888 of Class B Common Stock .

Class B Common Stock

The amount of security authorized is 1,555,556 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock .

Material Rights

There are no material rights associated with Class B Common Stock .

Class A Common Stock

The amount of security authorized is 11,444,444 with a total of 11,444,444 outstanding.

Voting Rights

Pertaining to Class A Common Stock, voting power is based on percentage of shares held by a stockholder. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in the Company's Bylaws, will be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents will have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy will be voted after three years from its date of creation unless the proxy provides for a longer period.

Material Rights

* Please also refer to the Company's Amended and Restated Bylaws attached as Exhibit F.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the security systems industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. As interest rates are increasing, it is becoming a more difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking

Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. While the Company has protections availed by OUR INTERNATIONAL PATENTS AND TRADEMARKS, there can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company now owns ten (10) international patents with the recent addition (Feb 7, 23) of a patent for our DEFENSE and DENIAL Method and System issued by the United States Patent and Trademark Office (USPTO); and we were issued five (5) additional trademarks by the USPTO to increase the previous total of 158 international trademarks to 163. We continue to add to our copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We no longer have any pending patents as we have been successful in getting every patent application we submitted approved and awarded by the governing patent office, however we do have received registration approvals for a few trademarks. One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. While our first inclination will be to defend our intellectual property rights, available financial resources (particularly in the very near future) might limit our ability to mount such defenses. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on The Security Oracle, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on The Security Oracle, Inc. could harm our reputation and materially negatively impact our financial condition and business. Selected Risks Associated with Our Business Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled "Risk Factors" immediately following this summary. These risks include, but are not limited to, the following: • We are an early stage company and have not yet generated any profits or significant revenues. • We may not be able to continue to operate the business if we are not successful in securing significant additional fundraising in a short timeframe and, as a result, we may not be able to continue as a going concern. • The Company relies on rolling closes of equity infusions for its financings which may pose a risk to having sufficient capital on hand at any point in time. • The Company has a history of losses and may experience future losses. In order to continue operations despite these losses, the Company has financed itself through debt. • The Company has a limited operating history by which performance can be gauged. • The Company is subject to potential fluctuations in operating results. • The Company's future operating results are difficult to predict and may be affected by a number of factors, many of which are outside of the Company's control. • Unanticipated obstacles may hinder the execution of the Company's business plan. • We have a limited number of deployments, and limited market acceptance of our products could harm our business. • We cannot assure you that we will effectively manage our growth. • Our costs may grow more quickly than our revenues, harming our business and profitability. • We expect to raise additional capital through equity and/or debt offerings and to provide our employees with equity incentives. Therefore, your ownership interest in the Company is likely to continue to be diluted and subordinated. • All of our assets, possibly including our intellectual property, may be pledged as collateral to a lender. • The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. • If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished and our business may be adversely affected. • Our financial results will fluctuate in the future, which makes them difficult to predict. • We may face additional competition. • Our ability to operate and collect digital information on behalf of our clients is dependent on the privacy laws of jurisdictions in which our Remotely Controlled Active Defense and Denial Systems (RCADS) robotic appliances operate, as well as the corporate policies of our clients, which may limit our ability to fully deploy our technologies in various markets. • We have limited experience in operating our RCADS robotic appliances in a variety of environments and increased interactions may lead to possible liability and negative publicity. • THIS WILL

NEED TO BE UPDATED WHEN AUDIT IS COMPLETED--In connection with the audit of our financial statements for the year ended December 31, 2020, our independent auditor identified material weaknesses in our internal control over financial reporting related to certain corporate finance and accounting oversight, which were primarily the result of the lack of sufficient and competent accounting and finance resources. Our failure to implement and maintain effective internal control over financial reporting may in the future result in material misstatements in our financial statements, which has and could in the future require us to restate financial statements, cause investors to lose confidence in our reported financial information and could have an adverse effect on our ability to fundraise. • We realized a gross and net loss for each period since our inception to date, and there can be no assurances that the Company will become profitable in the future. • The private security industry is undergoing structural changes in technology and services. • The Company is controlled by its officers. • Our results of operations may be negatively impacted by the coronavirus outbreak. • Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect our business, including the novel COVID-19 outbreak. • The Company will not be solvent after August 2021 without additional fundraising and therefore is dependent on the proceeds of this offering and we may need to seek additional funds if the full offering amount is not raised. • The offering price for the Shares has been determined by the Company rather than any of the investors. • An investment in the Shares is not a diversified investment. • The holders of the Shares may be further diluted by, or your liquidation preference may become junior to, concurrent or subsequent offerings of the Company's capital stock or convertible debt. • Subsequent offerings or potential recapitalizations of the Company's capital stock below the offering price or on terms better than the Shares may adversely affect the market price of the Company's capital stock and may make it difficult for the Company to continue to sell Shares or other equity or debt securities. • The Company may apply the proceeds of this offering to uses for which you may disagree. • Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. • Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. • There is no current market for any of our shares of stock. Litigation Settlement QuickBridge Funding, LLC, a creditor of The Security Oracle, Inc. ("TSO" or the "Company") filed a breach of contract lawsuit against TSO in the Superior Court of California, Orange County on November 30, 2021, for $19,566.10. Shortly after, the creditor filed for dismissal on February 10, 2022, after accepting TSO's settlement offer of $15,000, which was paid prior to January 28, 2022, per the settlement agreement. The action was formally dismissed on February 10, 2022. No outstanding issues remain.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

The Security Oracle Inc.

By   /s/ *Charles L Butler Jr*

     Name: The Security Oracle Inc.

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

THE SECURITY ORACLE, INC.

(a Delaware Corporation)

Unaudited Financial Statements
For the calendar years ended December 31, 2022 and 2021

The Security Oracle, Inc

BALANCE SHEET

as of December 31, 2021 and 2022

See Notes to the Financial Statements

(Unaudited)

	2021	2022
Assets:		
Current Assets:		
Cash & Cash Equivalents	$ 80	$ 23
Total Current Assets:	**$ 80**	**$ 23**
Fixed Assets, Net	$ 201,820	$ 154,865
Intangible Assets, Net	$ 626,486	$ 626,486
Total Assets:	**$ 828,386**	**$ 781,374**
Liabilities & Net-Worth:		
Current Liabilities:		
Accounts Payables	$ 435,447	$ 455,466
Note Payables	$ 1,656,715	$ 1,828,811
Institutional Loans	$ 125,267	$ 125,267
Total Current Liabilities:	**$ 2,217,429**	**$ 2,409,544**
Long-Term Convertible Notes Payable	**$ 1,324,537**	**$ 1,515,434**
Total Liabilities:	**$ 3,541,966**	**$ 3,924,978**
Stockholders Equity:		
Common Stock, Class A (11,444,444 shares authorized), 10,555,556 shares issued and Common Stock, Class B (1,555,556 shares authorized), 9,418 shares issued and outstanding as of December 31, 2022	$ 1,000	$ 1,000
Net Income		$ (430,024)
Retained Deficit	$ (2,714,580)	$ (2,714,580)
Total Stockholders Equity:	**$ (2,713,580)**	**$ (3,143,604)**
Total Liabilities & Net-Worth:	**$ 828,386**	**$ 781,374**

The Security Oracle, Inc
STATEMENT OF OPERATIONS
For Years Ending December 31, 2021 and 2022
See Notes to the Financial Statements
(Unaudited)

	2021	2022
Revenue, Net	$ 0	$ 0
Operating Expense:		
Other General & Administrative	$ 25,928	$ 18,801
Total Operating Expense:	$ 25,928	$ 18,801
Net Operating Income (Loss)	$ (25,928)	$ (18,801)
Interest	$ (530,945)	$ (364,268)
Depreciation	$ (46,955)	$ (46,955)
Net Income	$ (603,828)	$ (430,024)

The Security Oracle, Inc
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2021 and 2022
See Notes to the Financial Statements
(Unaudited)

	Common Stock	Accumulated Deficit	Shareholders' Equity
Balance as of December 31, 2020	$ 1,000	$ (2,110,752)	$ (2,109,752)
Net Income (Loss)		$ (603,828)	$ (603,828)
Balance as of December 31, 2021	$ 1,000	$ (2,714,580)	$ (2,713,580)
Net Income (Loss)		$ (430,024)	$ (430,024)
Balance as of December 31, 2022	$ 1,000	$ (3,144,604)	$ (3,143,604)

The Security Oracle, Inc
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2021 and 2022
See Notes to the Financial Statements
(Unaudited)

	2021	2022
Operating Activities:		
Net Income (Loss)	$ (603,828)	$ (430,024)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add Back: Depreciation	$ 46,955	$ 46,955
Changes in Operating Assets and Liabilities:		
Increase (Decrease) in Accounts Payable	$ 45,009	$ 383,011
Increase (Decrease) in Other Liabilities	$ (60,378)	$ (18,801)
Net Cash Used in Operating Activities:	$ (572,242)	$ (18,859)
Investing Activities:		
Purchase of Fixed Assets	$ 0	$0
Costs of Intangibles	$ 0	$0
Net Cash Used in Investing Activities:	$ 0	$0
Financing Activities:		
Proceeds from (repayment of) Issuing Loans Payables	$ 313,803	$0
Net Cash Used in Financing Activities:	$ 313,803	$0
Cash & Cash Equivalents at Beginning of Period	$ 0	$ 80
Cash & Cash Equivalents at End of Period	$ 80	$ 23
Net Change in Cash & Cash Equivalents	$ 80	$ (57)

THE SECURITY ORACLE, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022, and 2021 (UNAUDITED)

NOTE 1— NATURE OF OPERATIONS

THE SECURITY ORACLE, INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on May 14, 2015. The Company designs and deploys drone machinery-as-a-service to provide security services to customers' fixed assets. Since inception, the Company has relied on capital customer sales, issuing loans, and receiving funding from its founders to fund its operations. As of December 31, 2022, the Company had negative shareholders' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from accredited investors, including angel investors, venture capitalists, private equity, and security systems and guard force industry businesses, along with receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures

balances up to $250,000 At times, the Company may maintain balances more than the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022, and 2021, the Company had $23 and $80 of cash on hand, respectively.

Fixed Assets and Long-lived Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company records intangibles such as branding and patents at their book value which includes legal costs, filing fees and expenditures defending the assets against infringement.

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2022, and 2021, the Company had $154,865 and $201,820 of net fixed assets, respectively. As of December 31, 2022, and 2021, the Company had $626,486 and $626,486 of intangible assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1— Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 — Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 — Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has changed business models since inception from providing sales to customers of finished products to providing a subscription-based service of drone deployment.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables considering historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred. Recent Accounting Pronouncements In June 2019, FASB amended ASU No. 2019-07, Compensation — Stock Compensation, to expand the scope of Topic 718, Compensation — Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.
The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 — GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 — DEBT INSTRUMENTS

The Company's primary obligations relate to loans made to the Company totaling $3,924,978 as of December 31, 2022. These obligations are inclusive of accrued but unpaid interest.

NOTE 5 — INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2022, and 2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2022, and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Litigation The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business.

Litigation Settlement

Quick Bridge Funding, LLC, a creditor of The Security Oracle, Inc. ("TSO" or the "Company") filed a breach of contract lawsuit against TSO in the Superior Court of California, Orange County on November 30, 2021, for $19,566.10. Shortly after, the creditor filed for dismissal on February 10, 2022, after accepting TSO's settlement offer of $15,000, which was paid prior to January 28, 2022, per the settlement agreement. The action was formally dismissed on February 10, 2022. No outstanding issues remain.

In the opinion of the Company's management, any liability resulting from other such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 7 — EQUITY

Crowdfunded Offering
In 2021 and 2022, the Company offered securities in a security offering expected to be exempt from registration under Regulation CF. The offering campaign was made through Start Engine, a FINRA approved Regulation CF funding portal.

The Company has two classes of equity: Class A common stock (11,444,444 shares authorized with 10,555,556 shares issued) and Class B common stock (1,555,556 shares authorized with 9418 shares issued) as of December 31, 2022. The 9418 shares of Class B stock were sold and issued through the Start Engine offering campaign.

NOTE 8 — RELATED PARTY TRANSACTIONS

The Company has received loans from its founders as described in Note 4. Because this lending is between related parties, there is no guarantee that the terms the Company has could be obtained commercially.

NOTE 9 — SUBSEQUENT EVENTS

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The

extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees, and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Newly Issued Intellectual Property – US Patent
On February 7, 2023, the United States Patent and Trademark Office (USPTO) issued what we believe is an encompassing patent that will make it extremely difficult to design around. The essence of the US patent is the are systems that autonomously control of nonlethal and lethal weapons and systems onboard robotic platform using fuzzy logic (a form of artificial intelligence) AI (and other) software

Patent number: 11574206

https://patents.justia.com/patent/11574206

http://www.patentbuddy.com/Patent/US-11574206-B2;jsessionid=C3DE43397984FB971F2911FFF770D299?ft=true&sr=true

Abstract: The presently disclosed method and system includes a network of computer devices, sensors, and actuators operating in concert with application software to actively detect, identify, and localize threats and generate real-time countermeasures designed to delay and/or mitigate damage that may be caused by the threats. Application software, in the form of automated reasoning and logic control, initiates preparatory and countermeasure sequences automatically, which may be used by users or automatically executed by the system to at least delay an attack to a physical asset/area by adversaries with use of non-lethal actuators. Learned scenarios are generated and continuously adapted via feedback loops and decision rules to provide preparatory and countermeasure sequences that maximize results with minimal expenditure of assets.

Type: Grant

Filed: June 3, 2015

Date of Patent: February 7, 2023

Due to administrative delays at the USPTO, 445 Patent Term Adjustment days were added to extend patent coverage into August 2036.

Assignee: The Security Oracle, Inc.

Inventors: Charles Lankford Butler, Jr., Samuel McArthur Smith, Vontella Kay Kimball

Management's Evaluation
Management has evaluated subsequent events through April 27, 2023, the date the financial statements were available to be issued. Based on this evaluation, we believe the issuance of the US patent on February 7, 2023 may materially improve the company's valuation and position to garner further investment; beyond that, no additional material events were identified which require adjustment or disclosure in the financial statements.

I, Charles L Butler Jr., the Chief Executive Officer of The Security Oracle, Inc., hereby certify that the financial statements of The Security Oracle, Inc. and notes thereto for the periods ending December 31, 2021 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $ - 430,024; taxable income of $ - 430,024 and total tax of $ 0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 27th of April, 2023.

Charles L Butler, Jr.
_____

CEO

April 27, 2023

CERTIFICATION

I, Charles L Butler Jr, Principal Executive Officer of The Security Oracle Inc., hereby certify that the financial statements of The Security Oracle Inc. included in this Report are true and complete in all material respects.

Charles L Butler Jr

CEO